BANKRATE, INC.

11760 U.S. Highway One, Suite 200

North Palm Beach, FL 33408

October 9, 2014

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549-7010

Attention:	Jennifer Thompson
Lisa Sellers

RE:	Bankrate, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2013
Filed February 27, 2014
File No. 001-35206

Dear Ms. Thompson:

Please find below the responses of Bankrate, Inc. (the “Company”) to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) contained in your letter of September 25, 2014 (the “Comment Letter”) regarding the Company’s Form 10-K for the Fiscal Year Ended December 31, 2013 (the “Form 10-K”). Each response below corresponds to the italicized comment that immediately precedes it, each of which has been reproduced from your letter in the order presented.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 34

Results of Operations, page 41

1.	We note that your analysis of changes in click and call and display revenue separately discusses the impact of changes in pricing and changes in volume. However, your analysis of lead generation revenue does not clearly discuss the impact of changes in pricing as opposed to changes in volume to allow an investor to understand the relative impact of each factor. Please explain to us how you determined your analysis of lead generation revenue complies with Rule 303(A)(3)(iii) of Regulation S-K.

We respectfully advise the Staff that disclosures related to price and volume were not made since there was not any material change in lead generation revenue in accordance with Rule 303(A)(3)(iii) of Regulation S-K. Overall lead generation revenue increased $4.9 million or 1.6% in the fiscal year ended December 31, 2013 as compared to the fiscal year ended December 31, 2012.

2.	We note that you generate revenue from marketing activities on your websites, co-branded websites, and third party websites. Please tell us the percentage of your revenue that is generated from marketing activities on websites that you do not own.

We respectfully advise the Staff that we do not separately track revenue from marketing activities on our own websites, co-branded websites and third party websites for all of our revenue streams. In addition, to the extent that we do separately track revenue from marketing activities on our websites, co-branded websites, and third party websites for certain revenue streams, such tracking is based on operational data and is not done in a manner that would permit us to provide such numbers on a GAAP basis. As a result, we are not able to provide the percentage of our revenue generated from marketing activities on websites that we do not own.

Note 6 – Geographic Data and Concentrations, page 69

3.	We note your disclosure of revenue by type of product or service in accordance with ASC 280-10-50-40. It appears that your display advertising, click and call advertising, and lead generation advertising revenue streams have distinct natures and risks; as such, it does not appear that these services are similar enough to be aggregated into a single group. Please further disaggregate your “online revenue” category, and show us how this disclosure would have appeared in this Form 10-K.

We respectfully advise the Staff that the breakdown of online revenue would have appeared as follows in the Form 10-K and that we will include such breakdown in future filings:

	Fiscal year ended
(In thousands)	December 31, 2013	December 31, 2012	December 31, 2011
Revenue:
Online
Display revenue	$36,371	$33,120	$26,327
Click and call revenue	102,864	109,908	67,012
Lead generation revenue	310,847	306,033	322,682
Print	7,350	8,103	8,179

	$457,432	$457,164	$424,200

I hereby confirm on behalf of Bankrate, Inc. that:

•	Bankrate, Inc. is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	Bankrate, Inc. may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact either James R. Gilmartin, General Counsel of the Company, or me at (917) 368-8600 if you have any questions or comments relating to the matters referenced above. Thank you for your attention to this matter.

Sincerely,

/s/ Steven D. Barnhart
Steven D. Barnhart
Interim Chief Financial Officer
Bankrate, Inc.

cc:	James R. Gilmartin, General Counsel

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